UNITED STATES

	       SECURITIES AND EXCHANGE COMMISSION

		     Washington, D.C. 20549

			    FORM 10-QSB


Quarterly Report Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

For the quarterly period ended        September 30, 1996

Commission file number     0-24624

	  U.S.-CHINA INDUSTRIAL EXCHANGE, INC.
(Exact name of registrant as specified in its charter.)

	 NEW YORK                    13-3097642
(State or other jurisdiction of    (I.R.S. Employer
incorporation or organization)     Identification No.)

7201 Wisconsin Avenue, Bethesda, MD            20814
(Address of principal executive offices)     (Zip Code)

Registrant's telephone number, including area code:
		       (301) 215-7777

     Indicate by check mark whether the registrant(1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


		     YES  [X]      NO [ ]

     State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date:

The number of shares outstanding of each of the issuer's classes of common equity, as of November 12, 1996, was 4,390,000 shares of Common Stock and 2,000,000 of Common Stock Class B.

		    PART 1. - FINANCIAL INFORMATION
		    ITEM 1. - FINANCIAL STATEMENTS
		  U.S.-CHINA INDUSTRIAL EXCHANGE, INC.
		      CONSOLIDATED BALANCE SHEETS
			     (Unaudited)
					     September 30,   December 31,
						1996            1995
					      ___________   ____________
ASSETS
Current assets:
Cash & cash equivalents                      $  4,055,000    $ 3,599,000
Accounts receivable, less allowance             3,926,000      3,725,000
Commissions receivable                            468,000        962,000
Inventories, net                                1,830,000      1,215,000
Current portion-long term
   accounts receivable, net                     1,471,000      2,396,000
Other current assets                            1,172,000        690,000
					       __________     __________
   Total current assets                        12,922,000     12,587,000

Property & equipment, net                         482,000        406,000
Long term accounts receivable, net              3,750,000      2,348,000
Other                                             872,000         93,000
					       __________     __________
  Total assets                               $ 18,026,000    $15,434,000
					      ===========    ===========

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Accounts payable and accrued expenses        $  5,326,000    $ 4,139,000
Accrued contract training                         798,000        683,000
Current portion-long term accounts
   payable, net                                   217,000        984,000
Income taxes payable                              546,000        186,000
					       __________     __________
  Total current liabilities                     6,887,000      5,992,000

Long term accounts payable, net                 1,893,000        933,000
						_________      _________
  Total liabilities                             8,780,000      6,925,000

Shareholders' equity:
Preferred stock, $.01 par value:
   Authorized - 5,000,000 shares,
   none issued
Common stock, $.01 par value
   Authorized - 30,000,000 shares
   (including 2,000,000 designated class B);
   Common stock - 1,840,000 shares issued
   and outstanding                                 18,000         18,000
Common stock-Class B - 2,000,000 shares
   issued and outstanding                          20,000         20,000
Additional paid in capital                      7,477,000      7,477,000
Foreign currency equity translation
   adjustment                                      (8,000)        (8,000)
Retained earnings                               1,739,000      1,002,000
					       __________     __________
  Total shareholders' equity                    9,246,000      8,509,000
					       __________     __________
  Total liabilities and shareholders' equity  $18,026,000    $15,434,000
					      ===========    ===========

		    U.S.-CHINA INDUSTRIAL EXCHANGE, INC.
		   CONSOLIDATED STATEMENTS OF OPERATIONS
				(Unaudited)

					    Three months ended              Nine months ended
					       September 30,                   September 30,
					   1996            1995             1996            1995
Net sales                              $4,254,000      $3,272,000      $16,832,000      $7,697,000
Cost of goods sold                      3,327,000       2,551,000       11,821,000       6,020,000
					_________       _________       __________       _________
Gross profit on sales                     927,000         721,000        5,011,000       1,677,000
Net commission income                     408,000         807,000          712,000       1,368,000
					_________       _________       __________       _________
Total gross profit on sales
   and net commission income            1,335,000       1,528,000        5,723,000       3,045,000

Selling, general and administrative
  Salaries and payroll taxes              921,000         712,000        2,514,000       1,957,000
  Travel and entertainment                458,000         288,000        1,081,000         927,000
  Other                                   448,000         510,000        1,752,000       1,569,000
					_________       _________       __________       _________
					 (492,000)         18,000          376,000      (1,408,000)

Other Income and Expenses
  Interest Expense                         (5,000)        (22,000)         (12,000)        (63,000)
  Interest Income                          75,000          99,000          269,000         340,000
  Miscellaneous Income                    204,000          (8,000)         547,000          (5,000)
					_________       _________       __________       _________
  Total Other Income/Expenses             274,000          69,000          804,000         272,000

Income/(loss) before provision
   for taxes                             (218,000)         87,000        1,180,000      (1,136,000)
(Provision)/benefit for income taxes       82,000         (33,000)        (443,000)        399,000
					_________       _________       __________       _________
Net income/(loss)                      $ (136,000)     $   54,000      $   737,000      $ (737,000)
				       ==========      ==========      ===========      ==========
Net income/(loss) per share            $    (0.04)     $     0.02      $      0.22      $    (0.22)
				       ==========      ==========      ===========      ==========
Weighted average shares outstanding     3,390,000       3,390,000        3,390,000       3,390,000
				       ==========      ==========      ===========      ==========

		     U.S.-CHINA INDUSTRIAL EXCHANGE, INC.
		     CONSOLIDATED STATEMENTS OF CASH FLOWS
				 (Unaudited)

					    Nine months ended September 30,
						 1996            1995
Operating activities
Net income/(loss)                            $  737,000      $ (737,000)
Adjustments to reconcile net income/(loss)
to net cash used in operating activities:
Depreciation & amortization                      83,000          97,000
Provision for doubtful accounts                  15,000          15,000
Provision for deferred taxes                        -           (22,000)
Inventory write-down                             98,000          67,000
Amortization of discount from investment
  security                                          -           (91,000)
Changes in operating assets and liabilities:
  Accounts receivable                          (693,000)     (1,129,000)
  Commissions receivable                        494,000         (59,000)
  Inventories                                  (713,000)       (625,000)
  Other current assets                         (482,000)         34,000
  Other assets                                 (189,000)        170,000
  Accounts payable and accrued expenses       1,495,000       1,172,000
  Income taxes payable                          360,000        (407,000)
					      _________      __________
Net cash provided by/(used in) operating
   activities                                 1,205,000      (1,515,000)

Investing activities
Sale of investment security                         -         2,635,000
Increase in other assets                       (590,000)            -
Purchase of property and equipment             (159,000)       (152,000)
					      _________       _________
Net cash provided by/(used in) investing
   activities                                  (749,000)      2,483,000

Effect of foreign exchange rate changes
   on cash and cash equivalents                     -            (9,000)
					      _________       _________

Net increase/(decrease) in cash and
   cash equivalents                             456,000         959,000
Cash and cash equivalents at beginning of
   period                                     3,599,000       3,139,000
					      _________       _________
Cash and cash equivalents at end of period   $4,055,000      $4,098,000
					     ==========      ==========

		 U.S.-CHINA INDUSTRIAL EXCHANGE, INC.
		    NOTES TO FINANCIAL STATEMENTS
			September 30, 1996


Note 1.  Statement of Information Furnished
	 The accompanying unaudited consolidated financial statements have been prepared in accordance with form 10-QSB instructions and in the opinion of management contain all adjustments and normal or recurring accruals as necessary to present fairly the financial position as September 30, 1996, the results of operations for the quarter and nine months ended September 30, 1996 and 1995 and the cash flows for the nine months ended September 30, 1996 and 1995. These results have been determined on the basis of generally accepted accounting principles and practices applied consistently with those used in the preparation of the Company's Form 10-KSB.
	 Certain information and footnote disclosure normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that the accompanying consolidated financial statements be read in conjunction with the financial statements and notes thereto incorporated in the Company's Form 10-KSB.

Note 2.  Concentrations of Credit Risk
	 The Company currently has a $1,720,000 credit facility for short term working capital needs, standby letters of credit, and spot and forward foreign exchange transactions.
	 On March 22, 1996 the Company issued a standby letter of credit in the amount of $420,000 in connection with its obligation for shipment of $8.4 million in Export-Import Bank financed goods. This obligation expires April 30, 1997.
	 On August 19, 1996, the Company increased its existing credit facility with First National Bank of Maryland from $900,000 to $1,300,000 for short-term working capital needs, standby letters of credit, and spot and forward foreign exchange transactions. In addition, First National Bank of Maryland has provided a $420,000 standby letter of credit as a separate credit facility apart from the increased line of credit resulting in a total credit facility of $1,720,000. The $1,300,000 credit facility and the $420,000 standby letter of credit are payable on demand, fully secured and collateralized by government securities acceptable to the Bank having an aggregate fair market value of not less than $1,911,112.

Note 3.  Changes in equity
	 On October 28, 1996, the shareholders of the Company voted to increase the number of authorized shares of common stock from 18,000,000 to 28,000,000 (excluding common stock-Class B).
	 On November 8, 1996, the Company closed a second public offering of 10,000 units (at a purchase price of $1000 per unit), each consisting of 255 units (identical to those sold in the Company's initial public offering in August 1994), each consisting of one share of common stock, one redeemable class A warrant and one redeemable class B warrant, generating approximately $8,890,000 of net proceeds.

Note 4.  Provision for taxes
	 The provisions for income taxes for the nine months ended September 30, 1995 and 1996 were computed using the estimated annual tax rates expected to be applicable for the full year.

     ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS
		    U.S.-CHINA INDUSTRIAL EXCHANGE, INC.


Results of Operation

	The Company's revenues are derived in two principal ways: net sales by the Company for its own account and net commission income consisting of commissions on sales made by manufacturers that are represented by the Company. The Company often elects the form of each transaction based on the circumstances of the transaction, including the nature of the products and parties involved. Consequently, the Company does not believe that the changes over periods in the mix comprising total gross profit on sales and net commission income necessarily reflect any trends.

Three months ended September 30, 1996 compared to three months ended September 30, 1995

	The Company's net sales for the three months ended September 30, 1996 increased $982,000 or 30.0% and net commission income decreased $399,000 or 49.4% over the three months ended September 30, 1995. The total gross profit on sales and net commission income decreased $193,000 or 12.6%.

	The Company believes that the total gross profit on sales and net commission income has been negatively impacted during the quarters by restrictions imposed by the Chinese government on the availability of credit from the Chinese banking system to the Company's customers. The Company believes the restrictions on the availability of credit will continue to impact operations for the immediate future.

	The Company's gross profit on sales as a percentage of net sales for the three months ended September 30, 1996 was 21.8% as compared to 22.0% for the three months ended September 30, 1995.

	The Company anticipates making a bulk sale of certain inventory that had been purchased from a manufacturer no longer represented by the Company. It is anticipated that the sale would occur at a discount of no more than 20% off the Company's cost and, accordingly, the Company recorded a one-time inventory write-down in the amount of $84,000 in the three month period ended September 30, 1996.

	Selling, general and administrative expenses for the three months ended September 30, 1996 and 1995 were $1,827,000 and $1,510,000 respectively, representing an increase of 21.0%. This increase is related to an increase in the number of Company employees, increased staff bonuses as a result of higher sales and increased rent expense related to the new building leased to house the proposed Beijing United Family Health Center. As a percentage of net sales and net commission income, the selling, general and administrative expenses increased slightly from 37.0% in the three months ended September 30, 1995 to 39.2% in the three months ended
September 30, 1996.

	Interest income for the three months ended September 30, 1996 and 1995 was $75,000 and $99,000 respectively. Miscellaneous income of $204,000 was due to the Company's three year sub-lease of a portion of the building leased to house the proposed Beijing United facility.

Nine months ended September 30, 1996 compared to nine months ended September 30, 1995

	The Company's net sales for the nine months ended September 30, 1996 increased $9,135,000 or 118.7% and net commission income decreased $656,000 or 48.0% over the nine months ended September 30, 1995. The total gross profit on sales and net commission income increased $2,678,000 or 87.9%.

	During 1996, the Company shipped $8.4 million of goods financed by the Export-Import Bank tied aid credits to certain identified Chinese organizations for the purchase of equipment sold by the Company. Tied aid credits were made available to development projects in specific geographic areas of China to match offers being made by European suppliers for the sale of similar equipment on below market loan terms. While the Company continues to explore additional financing opportunities, including with the Export-Import Bank, there can be no assurances that any such financing will be available in the future.

	The Company believes that the total gross profit on sales and net commission income has been negatively impacted during the periods by restrictions imposed by the Chinese government on the availability of credit from the Chinese banking system to the Company's customers. The Company believes the restrictions on the availability of credit will continue to impact operations for the immediate future.

	The Company anticipates making a bulk sale of certain inventory that had been purchased from a manufacturer no longer represented by the Company. It is anticipated that the sale would occur at a discount of no more than 20% off the Company's cost and, accordingly, the Company recorded a one-time inventory write-down in the amount of $84,000 in the nine month period ended September 30, 1996.

	The Company's gross profit on sales as a percentage of net sales for the nine months ended September 30, 1996 was 29.8% as compared to 21.8% for the nine months ended September 30, 1995. The improved gross profit margin is attributable primarily to improved pricing achieved on the Export-Import Bank financed sales as well as decreased freight and training costs for the nine months ended September 30, 1996.

	Selling, general and administrative expenses for the nine months ended September 30, 1996 and 1995 were $5,347,000 and $4,453,000, respectively, representing an increase of 20.1%. These expenses represent costs associated with an increase in the number of Company employees, increased staff bonuses as a result of higher sales, and increased rent expense related to the new building leased to house the proposed Beijing United facility. As a percentage of net sales and net commission income, the selling, general and administrative expenses decreased from 49.1% in the nine months ended September 30, 1995 to 30.5% in the nine months ended September 30, 1996. The reduction in percentage was due principally to shipment of the Export-Import financed $8.4 million sale and to the fact that substantially all of the related selling and administrative expenses were incurred in prior periods.

	As set forth above, the Company's net sales, total gross profit on net sales and net commission income, and gross profit were in each case significantly and positively impacted during the nine months ended
September 30, 1996 as a result of the shipment of goods financed by the Export-Import Bank. The Company does not expect such positive 1results to continue in the fourth quarter or to be indicative of the results of operations for the fiscal year ending December 31, 1996. This financing arrangement from the Export-Import Bank was the first of its kind for the Company and, the Company believes, was the first of its kind for purchasers in China. The Company has not received any further Export-Import Bank financing commitments and there can be no assurance that any such commitments will be obtained in the future.

	Interest income for the nine months ended September 30, 1996 and 1995 was $269,000 and $340,000 respectively. The decrease principally was due to a reduction over the periods in the amount of proceeds remaining from the Company's initial public offering. Most interest income was earned on these proceeds. Miscellaneous income of $547,000 during the nine months ended September 30, 1996 principally was due to the Company's three year sub-lease of a portion of the building leased to house the proposed Beijing United facility.

Liquidity and Capital Resources

	During 1996, the Company expects to enter into commitments for capital expenditures in the approximate aggregate amount of $2,500,000 for equipment and renovations in connection with the Beijing United facility. The Company believes that the Beijing United facility, which currently is expected to open in early 1997, will provide much-needed Western standard health care services, including maternity and birthing services as well as neonatal and pediatric care, to specified target markets in China, including the expatriate business and diplomatic community in Beijing. The Company intends to finance these capital expenditures principally from its cash and cash equivalents available as of September 30, 1996. As of September 30, 1996 the Company has spent less than $600,000 in connection with developing the Beijing United facility. The Company may use a portion of the net proceeds of its second public offering (completed November 1996) to fund a portion of the start-up expenses of the Beijing United facility and intends to use a portion of such net proceeds to finance the clinic during the initial period of operations following its opening.

	The Company believes that the net proceeds of its second public offering completed in November 1996, available sources and cash flow from operations will satisfy the Company's cash requirements for at least the next 24 months, including those in connection with the Company's proposed health care services operations and expansion. The Company, however, may be required to obtain additional funds thereafter. There can be no assurance that such funds will be available to the Company on favorable terms, if at all.

	By the end of July 1996, the Company received all of the cash receipts from sales financed by the $8.4 million Export-Import Bank financing arrangement and used such cash receipts to reduce related accounts payable.
As of September 30, 1996 the Company had cash and cash equivalents of $4.1 million.

	In light of the uncertainty of available financing to the Company's markets, the Company continues to search for alternate financing programs. The recent tied aid credits from the Export-Import Bank for the purchasers of the Company's products provides an attractive financing alternative. The Company has not received any further Export-Import Bank financing commitments and there can be no assurance that any commitments will be obtained in the future. Other efforts include the provision of extended payment terms to certain customers, applications for additional loan or loan guarantees from the Export-Import Bank and the consideration of other alternative financing arrangements.

	Recent increases in sales, which were substantially due to the Company's offering of extended payment terms, resulted in $693,000 increase in accounts receivable from December 31, 1995 to September 30, 1996, offset by a $1,495,000 increase in accounts payable and a decrease of $494,000 due to collections of commission receivable over the period.

	On August 19, 1996, the Company increased its existing credit facility with the First National Bank of Maryland from $900,000 to $1,300,000 for short term working capital needs, standby letters of credit, and spot and forward foreign exchange transactions. In addition, First National Bank of Maryland has provided a $420,000 standby letter of credit as a separate credit facility apart from the increased line of credit. The $1,300,000 credit facility and the $420,000 standby letter of credit are payable on demand, fully secured and collateralized by government securities acceptable to the Bank having an aggregate fair market value of not less than $1,911,112. As of September 30, 1996, the Company had available approximately $900,000 under the credit facility. Generally, since the Company's assets principally are located in China, the Company has experienced difficulties in obtaining asset-based financing.

	Inventory increased to $1,830,000 as of September 30, 1996 from $1,215,000 at December 31, 1995 as the Company built up inventories in anticipation of sales by its newly formed subsidiary, Chindex Tianjin. Although the Company formerly sold products almost exclusively on a 'to-order' basis, Chindex Tianjin now sells products on a cash basis, thus requiring maintenance of higher levels of inventory. In addition, inventory growth resulted from internal delays in Chindex Tianjin's marketing efforts and sales, which did not commence until late 1995 and which, as a result of various other factors typical for a new business, have been relatively slow to develop. The delays related to start-up issues, principally the time involved in organizing and developing a sales force for the subsidiary's goods as well as establishing relationships with local Chinese distribution companies. Although management is addressing these difficulties, there can be no assurance that they will be favorably resolved or not recur.

	The Company anticipates making a bulk sale of certain inventory that had been purchased from a manufacturer no longer represented by the Company. It is anticipated that the sale would occur at a discount of no more than 20% off the Company's cost and, accordingly, the Company recorded a one-time inventory write-down in the amount of $84,000 in the nine month period ended September 30, 1996.

	 In order to meet increased competition and difficult marketing conditions caused by a restriction of credit available to domestic Chinese organizations and to continue to expand its markets, the Company has increased the number of sales in which it has offered certain customers extended payment terms. In addition, although the Company currently intends to continue to use letters of credit in the conduct of its business, the percentage of sales backed by letters of credit has declined over the past several years and is expected to decline in the future. To the extent that the Company continues to extend credit or otherwise makes sales on supported by letters of credit, the Company will experience greater risk of non-payment and consequential impact on liquidity. In many cases the Company has the choice to arrange to have a letter of credit opened by the Chinese customer directly to the manufacturers or to the Company. In the former case, the manufacturer processes the letter of credit, retains the agreed amount for the cost of the goods and provides the remainder to the Company, which classifies it as a commission payment. If the Company arranges to have the letter of credit opened to the Company, it is classified as a sale by the Company. In either case, the Company receives the same net economic benefits from the sale.

	In August 1994, the Company completed its initial public offering. The Company received net proceeds of approximately $7.25 million from the offering and subsequent sale of additional securities pursuant to an over-allotment option held by the underwriter. Portions of the net proceeds already have been applied to the Company's planned expansion of personnel and to the provision of financing terms to increase product sales. In addition, the Company has financed the development, including capital expenditures, of the Beijing United facility principally from a portion of the net proceeds from the initial public offering.

	On November 8, 1996, the Company closed its second public offering. The Company has received proceeds of $8.89 million from the offering and may generate additional proceeds should additional securities pursuant to an over-allotment option held by the underwriter be exercised. None of the proceeds have been utilized.

		     PART II - OTHER INFORMATION


Item 6.  Exhibits and Reports on Form 8-K

	 a. 27.1 Financial Data Schedule

	 b. Reports on Form 8-K
		None

		  US-CHINA INDUSTRIAL EXCHANGE, INC.

			    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


				  U.S.-CHINA INDUSTRIAL EXCHANGE, INC.




November 14, 1996                 S/Lawrence Pemble
Date                              Lawrence Pemble
				  Executive Vice President Finance and
				  Director




November 14, 1996                 S/Ronald Zilkowski
Date                              Ronald Zilkowski
				  Vice President Finance and Controller